
02031353

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

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SEC MAIL
RECEIVED
PROCESSING
APR 17 2002
WASH D.C.
SECTION

FORM SE 154

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

ChipPAC, Inc.
Exact name of registrant as specified in charter

0001093779
Registrant CIK Number

DEF 14A
Proxy For 5/15/02
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

000-31173
SEC file number, if available

____
Name of Person Filing the Document
(If other than the Registrant)

PROCESSED
APR 24 2002
THOMSON FINANCIAL

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fremont, State of California April 16, 2002.

ChipPAC, Inc.
(Registrant)

By: [signature]
(Name and Title)
Patricia H. McCall, Sr. V.P. Admin. & General Counsel

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ____________, 20 ___, that the information set forth in this statement is true and complete.

By: ____________
(Name)

____
(Title)

SEC 2082 (8-01)

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PERFORMANCE GRAPH

Comparison of the Cumulative Total Return* among ChipPAC, Inc., the Philadelphia Semiconductor Index (SOXX) and the NASDAQ National Market (U.S.) Index



$120.00
$100.00
$80.00
$60.00
$40.00
$20.00
$0.00
8/9/00
9/29/00
12/29/00
3/30/01
6/29/01
9/28/01
12/31/01
3/28/02
ChipPAC
Philadelphia Semiconductor Index (SOXX)
NASDAQ National Market (U.S.) Index

	ChipPAC	Philadelphia Semiconductor Index (SOXX)	NASDAQ National Market (U.S.) Index
August 9, 2000	$100.00	$100.00	$100.00
September 29, 2000	$99.00	$88.00	$95.00
December 29, 2000	$25.00	$60.00	$64.00
March 30, 2001	$41.00	$57.00	$48.00
June 29, 2001	$87.00	$65.00	$56.00
September 28, 2001	$19.00	$39.00	$39.00
December 31, 2001	$62.00	$54.00	$50.00
March 28, 2002	$82.00	$62.00	$48.00

*Assumes $100 invested on August 9, 2000 in stock or index, including reinvestment of dividends.

CHIPPAC, INC.

Form SE, dated April 16, 2002

Performance Graph appearing in Proxy Statement

Comparison of Cumulative Total Return Among ChipPAC, Philadelphia Semiconductor Index and NASDAQ National Market Index